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August 14, 2014

Gold Demand Trends

Second quarter 2014

August 2014	www.gold.org

Gold demand in Q2 2014 was 964 tonnes, lower compared with Q2 2013 but in line with its 10 year average. Jewellery demand weakened year-on-year, but the broad 5-year uptrend remains intact. Investment demand pulled back from the extremes of last year amid relatively stable price conditions. Central banks continued to buy gold at a steady pace. Read more…

Gold demand vs 10-year average

Contributors

Louise Street

louise.street@gold.org

Krishan Gopaul

krishan.gopaul@gold.org

Alistair Hewitt

alistair.hewitt@gold.org

Marcus Grubb

Managing Director,

Investment Strategy marcus.grubb@gold.org

Source: GFMS, Thomson Reuters; World Gold Council

Executive summary

In line with our expectations,1 Q2 gold demand of 963.8 tonnes (t) was considerably weaker year-on-year – 16% below Q2 2013’s 1,148.3t. Sharp declines in the consumer segments of gold demand came as no surprise, given the stark contrast in conditions in the global gold market between the two time periods. Jewellery demand was almost a third lower, while bar and coin investment was less than half Q2 2013 levels. Gold ETFs saw modest outflows of 39.9t, which were far smaller than the 402.2t of outflows seen during the year-earlier period. The net impact on overall investment was a modest 4% year-on-year increase.

Table 1: Q2’14 gold demand overview

	Tonnes				US$mn
	Q2’13	Q2’14	5-year average	Year on year % change	Q2’13	Q2’14	5-year average	Year on year % change
Jewellery	726.7	509.6	522.6	-30	33,057	21,108	23,337	-36
Technology	103.8	101.0	108.8	-3	4,722	4,183	4,847	-11
Investment	225.7	235.4	349.3	4	10,266	9,752	15,996	-5
Total bar and coin demand	627.9	275.3	343.2	-56	28,563	11,405	15,740	-60
ETFs and similar products	-402.2	-39.9	6.1	—	-18,297	-1,654	256	—
Central bank net purchases	92.1	117.8	82.0	28	4,187	4,879	3,999	17
Gold demand	1,148.3	963.8	1,062.6	-16	52,232	39,922	48,180	-24

Source: GFMS, Thomson Reuters; World Gold Council

Demand in the Technology sector declined by 3%. Economic improvement in a number of consumer countries offset the impact of continued substitution away from gold (in favour of relatively inexpensive alternatives) in electronic applications. Central banks continued to make net additions to gold reserves, purchasing 117.8t in Q2. Year-to-date net purchases amount to 242.1t. Viewed on a half-yearly basis, demand from this sector has been remarkably consistent since the beginning of 2011.

1	As presented in Gold Demand Trends, First quarter 2014.

Gold Demand Trends | Second quarter 2014

Gold market steadies in calmer waters

So far this year, the gold market has steadied following the extreme moves that were seen in 2013. The rapid 25% drop in the gold price during the April-June period of 2013 sparked a leap in gold demand that we have heard described as a ‘once in a generation’ event. By contrast, the recent quarter saw the US dollar gold price hold within a relatively narrow sideways range (Chart 1) with the result that price volatility in the second quarter was well below average levels.2 This became something of a self-fulfilling cycle as gold investors, lacking strong conviction in their price expectations, held off from buying gold – thereby further contributing to the subdued price environment.

A decline in local price premiums in regional markets – notably India and China – further confirmed a muted appetite for gold, after a great deal of purchasing was effectively brought forward during last year’s rush.

The second quarter saw a continuation of many of the factors that were in play during Q1: the huge stockpiling of gold that took place in Asian markets during 2013 was still, to some extent, being digested; the election and import restrictions forestalled Indian consumers; bar and coin investors continue to sit on the sidelines; while jewellery consumers in the US and UK were further encouraged by improving economic conditions.

Chart 1: The gold price in key currencies (Indexed 01/01/2013 = 100)

•	Gold prices steadied during the second quarter, in contrast to the volatility seen during Q2 2013.

•	Price expectations among gold consumers and investors were uncertain, reflecting the lack of clear direction.

Source: The London Gold Market Fixing Ltd; Thomson Reuters Datastream; World Gold Council

2	For a more detailed discussion of gold price volatility in 2014, see Investment commentary, First half 2014, World Gold Council http://www.gold.org/investment/gold-investment-research

02_03

A broader perspective

Year-on-year analysis of Q2 demand inevitably brings into focus the exceptional events of the previous year. Looking at the market through a wider lens shows gold demand to be more in line with longer term norms. Taking jewellery as an example, Q2 demand is just 2% below its five-year quarterly average, continuing the general rising trend that began in Q1 2009.

In particular, the larger markets of China, India, Turkey, Russia and the Middle East were notably closer to their five-year average levels. This seems to verify reports we have heard from market contacts of more measured behaviour among gold consumers, who demonstrated a more ‘needs-based’ approach to jewellery buying in the second quarter.

In a historical context, bar and coin investment is comfortably within the higher range established in the post-financial crisis world (Chart 2). Nonetheless, it is considerably weaker than jewellery relative to the long term picture, down 20% on its five-year quarterly average. China and India account for the bulk of this weakness. Indian investors had their hands tied by a number of factors: the ban on coin imports; uncertainty created by the election; and the restrictions that were imposed on movements of cash and other hard assets3. Chinese investment demand was suppressed by a number of factors, including lack of price direction, uncertainty around future price trends, and the hangover from last year’s buying frenzy.

Chart 2: Total bar and coin demand rolling 4-quarter total

•	Bar and coin demand has subsided from the record highs seen in 2013.

•	But, viewed on a historical basis, rolling 4-quarter demand for these investment products remains comfortably within the range established in the wake of the financial crisis.

Source: GFMS, Thomson Reuters; World Gold Council

3	As discussed in Gold Demand Trends, First quarter 2014, ahead of, and during the election, the government imposed limits on the free movement of cash and other assets, such as gold, in measures aimed at preventing electoral corruption.

Gold Demand Trends | Second quarter 2014

Supply to slow beyond 2014

Turning to the supply side of the market, 2014 could potentially be a pivotal year. In line with our prediction in the previous issue of Gold Demand Trends, mine production posted another increase in the second quarter. Year-to-date, mine production has delivered an additional 58.2t of gold to the market vs H1 2013.

We expect this rate of growth to slow in coming quarters as the supply pipeline starts to thin and producers face limited opportunities to impose further cost cutting measures. Indeed, mine supply may have peaked and will likely plateau over the course of the next 4-6 quarters as a result.

The impact of mine production on supply has been further magnified over recent quarters by hedging activity, which contributed 50t to total mine supply in the second quarter. The prospects for hedging are discussed in more detail in Supply, but this development is unsurprising in the longer-term context of the virtual eradication of the global hedge book from its peak in 1999. We have argued for some time that new producer hedging is unlikely to contribute significantly to supply – a view we maintain (see Supply).

Year-to-date, recycling activity has generated supply of 578.3t – the lowest first half total since 2007. The environment of stable gold prices has discouraged consumers from selling their gold holdings. Recycling by consumers in industrialised markets contracted modestly, but appears to have reached a floor.

Chart 3: Quarterly supply in tonnes

•	Q2 signalled the eighth consecutive quarter of year-on-year growth in mine production, due to pipeline growth and operational measures. We see limited further potential for growth from this area after 2014.

•	A resumption in project-related hedging is small in scale and will remain so, contributing only moderately to supply.

•	Recycling has receded from its mid-crisis peak and was broadly steady in the second quarter.

Source: GFMS, Thomson Reuters; World Gold Council

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Global gold market – second quarter 2014 review

Jewellery

Jewellery demand historically has accounted for over half of global gold demand and Q2 was no different at 53%. The year-on-year decline was predictably dramatic, given the remarkable levels of demand seen in Q2 2013. Jewellery demand on a year-to-date basis was notably weaker than H1 2013, but seems to be extending the broad upward trend from the base established in the depths of the financial crisis in early 2009 (Chart 4).

Almost without exception, Asian and Middle-Eastern countries experienced double digit declines in demand. On the other hand, western markets made year-on-year gains with the exception of Italy, where – although local demand is down – the fabrication sector is benefitting from improved US demand and re-stocking in other key markets.

China was the market most affected by the comparison with Q2 2013, which was the highest quarter ever for jewellery demand in that market due to the intensity with which consumers responded to the price decline. The impact was mirrored in Hong Kong, where mainland consumers account for much of demand.

The second quarter began as the first had ended, with consumers adopting a more cautious, considered and ‘occasion-driven’ approach to gold jewellery buying. This is perhaps best illustrated by comparing 2014 with 2012, arguably a more typical year for Chinese gold demand. Year-to-date, Chinese jewellery demand is 16% above the same period of 2012. Between 2008-2012, H1 demand increased on average by 16% year-on-year (with a minimum increase of 10% and a maximum of 28%). In a sharp deviation from the trend, H1 2013 demand grew by 48% year-on-year. 2014 demand therefore appears to have reverted towards more of a trend level.

Chart 4: Jewellery demand shows continued signs of recovery

•	Half yearly jewellery demand bottomed in 2009 during the depths of the financial crisis, since when it has been recovering.

•	H1 2014, although overshadowed by the scale of H1 2013, remains within the broadly rising trend.

Source: GFMS, Thomson Reuters; World Gold Council

Gold Demand Trends | Second quarter 2014

Reports indicate that Chinese consumers are more interested in buying gold from reputable brands for a specific reason, rather than the indiscriminate acquisition that was seen last year. A weaker RMB pushed up domestic prices, which also contributed to the more muted environment. Competition in the sector remains fierce after the dramatic expansion that took place in 2013 and the industry is set to contract throughout 2014 as much of the excess capacity in manufacturing and retail is squeezed out. This process has already begun and is likely to continue for the remainder of the year.

Demand in India unsurprisingly fell short of Q2 2013’s surge, but remains robust in a historical context, exceeding its five-year quarterly average. Relatively stable prices helped consumer sentiment. Akshaya Tritiya-related buying was healthy, particularly in Southern India, and wedding-related purchases were steady, notably among high-end retailers.

However, the big story of the quarter was the general election in mid-May. High value purchases had been restricted in the run up to the election, which kept a lid on demand and helps to explain the prevalence of ‘new for old’ activity (exchanging old jewellery to help fund purchases of new jewellery) during the quarter. Demand tailed off quite sharply following the election as the market waited to see whether the newly-elected government led by Prime Minister Modi would relax the import restrictions on gold. An immediate measure was introduced by the Reserve Bank of India allowing 5 star trading houses4 to import gold, which had the instant impact of releasing supply pressure, as evidenced by the sharp drop in domestic market price premiums (Chart 5). However, no further relaxation of the restrictions were forthcoming and, combined with the onset of the seasonally quieter gold buying period, demand was very subdued for the rest of the quarter.

Chart 5: Local gold price premiums

•	Price premiums in India declined sharply after supply pressures loosened as the RBI permitted trading houses to import gold again.

•	Local prices in China were at a discount periodically during the quarter as consumers were more measured in their demand for gold jewellery.

Note: Annotations in chart relate to India only.

Source: Bloomberg; The London Gold Market Fixing Ltd; Thomson Reuters; World Gold Council

4	Star/premier trading houses specialise in international trade of products. Star/premier trading houses, which are registered as nominated agencies by the Director General of Foreign Trade, were permitted by the RBI to import gold under the 80:20 scheme.

06_07

Notwithstanding this drop in consumer demand, unofficial flows of gold into India continued apace during the second quarter, particularly during the first half as premiums were pushed up. Such flows will likely build momentum over the coming months as the market moves into the seasonally stronger period of Diwali and the wedding season. The one caveat is the monsoon season, which is key to overall market sentiment and, although improving, is currently still below average levels.

Among the smaller East Asian markets, Thailand has been notable for its weakness year-to-date, amplified by a comparison with last year’s relatively strong performance. However, the decline also reflects the country’s recent period of political instability and its impact on consumer sentiment, tourism and economic health.

The 20% year-on-year decline in Turkish jewellery demand, as well as reflecting 2013 strength, was the result of domestic issues. A tough clampdown on payment by credit card instalments curbed demand: repayments were subject to strict time limits – or in some cases banned. The lower end of the market felt the impact most keenly, while larger, more-established brands were relatively resilient. Ongoing political turmoil continued to hurt consumer sentiment, which had a clear knock-on effect on gold jewellery demand.

Over the year-to-date, jewellery demand in the Middle Eastern region is 8% below 2013. The escalation of violence in Iraq had a deleterious impact on demand across the region as a whole and demand slowed in June ahead of Ramadan. Nevertheless, the region as a whole remains relatively healthy, particularly as non-resident Indians provide a steady source of demand for the 22-carat segment.

In a marked departure from the weak year-on-year comparisons seen among the eastern markets, US jewellery demand saw a fifth consecutive quarter of year-on-year growth. The market continues to absorb higher imports of gold jewellery, notably from India, China and Italy, the strength of which indicates growing confidence across the domestic supply chain, aided by higher margins. Promotions such as ‘May is Gold Month’ generated a good response among consumers, who continue to feel the benefits of an improving domestic economy.

UK consumers remained similarly upbeat – jewellery demand for the first half is 25% ahead of the same period last year, albeit that absolute volumes remain very low. Hallmarking statistics show growth across all carat segments, which has been helped by a stronger currency keeping the sterling price down.

Gold Demand Trends | Second quarter 2014

Investment

The re-balancing of gold investment that occurred in Q1 carried through into the second quarter as flows continued to pull back from the extremes witnessed last year (Chart 6). Bar and coin demand was well below Q2 2013’s record high and likewise ETF outflows moderated significantly compared to the unprecedented outflows of last year. The net change in year-to-date investment demand was minimal: 1% higher than the first half of 2013.

The huge purchases of bars and coins made in the first half (and particularly the second quarter) of last year continued to overhang the market, creating a general reluctance among investors to add further to these holdings so far in 2014. The sideways range that defined the gold price for much of the second quarter also contributed to the subdued environment for bar and coin demand as investors globally looked for stronger cues as to its future direction.

Chart 6: Investment demand by category

•	2013 saw record levels of bar and coin buying, counterbalanced by unprecedented ETF outflows.

•	Year-to-date these investment flows have pulled back from last year’s extremes amid a more subdued environment for gold.

Source: GFMS, Thomson Reuters; World Gold Council

08_09

ETF outflows in the second quarter were far below year-earlier levels, at just under 40t. The bulk of the quarter’s outflows occurred in April, diminishing in May before turning to a marginal inflow in June. This continued in July, with data showing net inflows of around 9t. Net reductions in gold ETF holdings over H1 2014 amounted to 42.5t, a figure that pales in comparison to the almost 580t of net outflows seen in the same period of last year.

Total investment demand in the second quarter amounted to 341.1t. This includes the Over-the-Counter (OTC) investment and stock flows line item, which – in addition to being a statistical residual – captures the less transparent elements of investment demand (such as transactions in the OTC market and flows into and out of gold deposit accounts) in addition to any as-yet unallocated shifts in gold stocks.

The data seems to bear out reports that, among the institutional and High Net Worth investor space, 2014 has seen a shift towards a more ‘balanced’ view of the market with investors reportedly being comfortable with current gold holdings and asset allocations more generally. While the washout of 2013 seems to be behind us, with investors showing limited interest in adding substantially to short positions, the impetus to initiate sizable purchases is lacking.

The atmosphere of calm consolidation following the sharp swings of last year is likely to continue throughout the remainder of 2014, barring any significant and unexpected economic or geopolitical events.

China and India together accounted for over half of the 56% year-on-year decline in bar and coin demand, a fact that highlights both the sheer size of these two markets and the unusual nature of last year’s demand. Chinese investment demand declined to its lowest in almost four years, with both commercial banks and jewellers seeing a slump in sales of bars and coins. Price-sensitive investors were discouraged by the lack of price volatility in gold during the quarter. Another reason for the decline was the recent crackdown on bribery and corruption, which has strongly discouraged purchases of bars and coins, along with other luxury gift items.

Indian investment demand, already enormously overshadowed by last year’s record levels, continued to be hampered by government policies banning coin imports. Sales of coins and investment products during the auspicious Akshaya Tritiya festival were very muted, with many consumers instead shifting their attention to jewellery. As with the jewellery segment, coin and bar purchases were impacted by pre-election restrictions on the free transport of large amounts of cash and assets, as well as by uncertainty over whether the incoming government would loosen import regulations.

The progress of the monsoon, which is currently below average levels, will be an important factor in determining whether investment demand recovers back to longer-term average levels towards the end of the year.

Gold Demand Trends | Second quarter 2014

Thailand and Vietnam also saw considerable falls in bar and coin demand. The fall in Thai investment owed much to the size of demand in the year-earlier period, as well as to the stable price environment. Bar and coin demand in Thailand is dominated by a number of investors who trade actively and the lack of price volatility offered fewer opportunities to do so during the second quarter. We would expect any increase in price volatility to generate a corresponding pick up in investment activity.

Vietnam’s investment market remains under state control, with gold bars auctioned by the State Bank of Vietnam at regular intervals. Unofficial flows continue to supplement the official supply and reports suggest that demand remains solid, albeit at much lower levels than were seen during last year’s declining price environment. 2014 has seen a pause in the schedule of the central bank’s gold auctions, causing a supply squeeze that has kept the domestic price premium high at around US$100-150/oz. As a result, interest in chi rings (plain, gold rings with low mark-ups) as an investment proxy remains high and will increase if tight supply conditions persist in the bar market.

Investment demand in Turkey, although significantly lower year-on-year, was in line with its five-year quarterly average. Reports suggest that prices closer to 80TL/g are viewed as better levels to buy and would encourage a pick-up in demand.

European bar and coin demand witnessed a major slowdown in the second quarter, to the bottom end of the post-financial crisis range. The drivers of investment in these markets remain little changed – namely, concerns over economic growth, wealth diversification and, in some cases, mistrust of the banking system. However, new entrants were few and far between during the second quarter and existing investors largely remain comfortable with their already high levels of gold holdings, particularly following 2013’s upsurge.

The second quarter also witnessed a strong decline in US bar and coin demand. This was partially a result of the fact that demand was, to some degree, brought forward during the first half of 2013. Furthermore, price stability, along with uncertain price expectations and an improving economic environment, meant investors lacked a strong incentive to add to holdings during the quarter. That said, good levels of activity were reported in the secondary coin market during the quarter. Retail investor behaviour has undergone a noticeable change in recent quarters, with more of an emphasis on two-way coin trading.

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Central banks

Central bank net purchases in the second quarter totalled 117.8t, the 14th consecutive quarter of net buying from this consistent category of demand. This marks a 28% increase over the same period in 2013, and brings H1 total net purchases to 242.1t (Chart 7). In value terms, net purchases in Q2 were worth US$4.9bn.

Economic and geopolitical events throughout the world are sources of ongoing instability and uncertainty. Such events reinforce the requirement for appropriate risk management by central banks through holding gold reserves for asset diversification.

Emerging market central banks remain the dominant reported purchasers, with Russia (54t), Kazakhstan (7t) and Tajikistan (3t) being the most significant within the last quarter. Smaller (less than 1 tonne) net increases to gold reserves were also seen in Mexico, Serbia and Kyrgyzstan amongst others.

During Q2, Ecuador reported it was using its gold reserves to engage in a three year gold swap in order to raise favourable liquidity. At the beginning of June, the Banco Central del Ecuador stated it had entered into a swap agreement with Goldman Sachs, which would see a proportion of its gold reserves being swapped for securities which would generate greater returns. While the details of the transactions are not in the public domain, given Ecuador has been out of the bond market since 2009, it seems very likely that this transaction helped to improve its domestic financing situation. The gold swap was followed later in the month with its first bond issuance since 2009, where they successfully raised US$2bn.

The announcement of a fourth Central Bank Gold Agreement (CBGA) in May, coming into effect towards the end of September, was a key event in the quarter. The statement was unambiguous in that “Gold remains an important element of global monetary reserves” and further asserts that signatories currently “do not have any plans to sell significant amounts of gold.” During Q2, sales under the current – third – agreement totalled less than 2.5t, with Germany again accounting for the majority of this owing to their coin-minting programme.

Chart 7: Central bank net purchases remain at consistent level

•	Central banks have been consistent purchasers of gold, with half-yearly demand averaging 236 tonnes since the beginning of 2011.

•	A fourth Central Bank Gold Agreement comes into effect in September, confirming that signatories remain committed to gold as a reserve asset.

Source: GFMS, Thomson Reuters; World Gold Council

Gold Demand Trends | Second quarter 2014

Technology

A more robust economic environment and improving consumer sentiment helped to stem losses from substitution in the Technology sector. Demand recorded a modest 3% year-on-year decline.

Mixed factors resulted in a 2% fall in gold used in electronics. Gold continued to lose market share in the production of bonding wire (to copper primarily), due to ongoing substitution by fabricators to cheaper alternatives. Silver has also recently emerged as a competitive material in this space. More positively, growth in the production of semiconductors to some degree insulated gold from the losses in bonding wire. The latest figures released by the Semiconductor Industry Association (SIA) reported 11% growth in the value of global semiconductor sales in Q2, after record monthly sales of US$28bn in June. Year-to-date sales are up 11%.

“Through the first half of 2014, the global semiconductor market has demonstrated consistent, across-the-board growth, with the Americas region continuing to show particular strength,” said Brian Toohey, president and CEO, Semiconductor Industry Association. “The industry posted its highest-ever second quarter sales... Looking forward, macroeconomic indicators... bode well for continued growth in the second half of 2014 and beyond.”

Other industrial and decorative uses for gold slipped 4% to 23.3t, in line with the five-year quarterly average. China and India were largely responsible for the decline. In the former, demand for electroplated giftware continued to shrink as a result of anti-corruption legislation. In the latter, jari thread (used in clothing) was constrained by the ongoing trade restrictions.

Dental demand for gold remains in secular decline; down 7% year-on-year. Gold used in dentistry has in been decline since the late 1990s. Rising gold prices and the emergence of increasingly reliable alternatives drove substitution away from gold to more affordable materials over this time, although changing societal trends and health insurance policies have also played their part. The initial prevalence of base metal alloys such as cobalt:chrome has been overtaken by a shift to ceramic applications in more recent years.

Supply

During the second quarter, 98.2 additional tonnes of gold were supplied to the market compared with Q2 2013. This 10% increase was almost solely due to growth in mine supply; recycling was little changed. Year-to-date, supply is up 5% as the impact of fresh hedging and mine production growth outweighed an 8% decline in recycling activity.

Mine production increased by 4% for a second consecutive quarter, although 2014 is likely to be the peak. Producers have, over recent quarters, implemented a range of operational measures to manage costs and improve efficiency. This trend continued through Q2, but we expect this impact to tail off throughout the remainder of 2014 as the scope for producers to implement further measures recedes.

Mine production over the year-to-date has benefited significantly from positive base effects in the supply pipeline. A number of new operations came on stream over the past year or two, notably in Canada and the Dominican Republic. Incremental growth generated by the ramp up in production at these projects has had a considerable impact on total supply. However, as these operations mature, year-on-year growth will decelerate as the base periods drop out of the comparison, further exaggerating the slowdown in supply in the second half of the year.

In terms of individual contributors to growth, small-scale additions were seen in a fairly wide range of countries, including Indonesia, where Grasberg continued to increase production after the labour disruption that impacted production in 2012.

Canada, as already mentioned, saw continued growth at new operations including Detour Lake, Canadian Malartic, Young-Davidson and Westwood. Similarly, Pueblo Viejo in the Dominican Republic generated growth, having started commercial production in late 2012. Future growth at these projects will, however, have a diminishing impact on total supply in the coming quarters. Continued consolidation in the Chinese mining industry contributed to an increase at the country level.

12_13

Net producer hedging of 50t in Q2 compared with negative hedging of -15.1t in the same period of 2013. The 50t of net hedging implemented during the second quarter was the result of a project-based transaction announced by Russian producer Polyus Gold International. Although different in nature from the small-scale, project financing that has largely comprised the hedging activity of recent quarters, the position is project-related in that it aims to safeguard revenues as the company continues to develop its pipeline – notably, the sizable Natalka project.

Hedging activity over the year-to-date has contributed 58.6t of gold to total mine supply and is likely to be net positive for the year as a whole. In a long term context however, the extent of the fresh hedge positions is minimal (Chart 8). The outstanding delta-adjusted hedge book has been slashed from the peak of over 3,000t in 1999, to stand at just 75t at the end of last year, making it difficult – if not impossible – for deliveries into existing positions to continue to outweigh even small-scale project hedging. A return to ongoing strategic hedging is still seen as unlikely given market conditions and continued investor scepticism.

Chart 8: A small increase in the global hedgebook in the first half of 2014

•	The outstanding global hedge book as at the end of Q2 2014 was a fraction of its size as recently as 2006.

•	Hedging, although likely to make a small positive contribution to supply over 2014, is expected to remain insignificant on a historical scale.

Source: GFMS, Thomson Reuters; World Gold Council

Gold Demand Trends | Second quarter 2014

Recycling in the first half of 2014 was the lowest since H1 2007 and close to average pre-crisis levels, a time when the gold price was some 50-60% lower. Gold supplied by the recycling of above-ground holdings was more or less flat year-on-year as the steady gold price environment removed an incentive for consumers to sell their holdings. Supply from this sector continues to drift downwards from the peak levels of 2009 and 2010.

Continued recovery in industrialised economies led to a further decline in recycling in these markets. Scrap dealers in the US and UK, which multiplied and flourished as recycling boomed, have seen their businesses dry up over the last year or two and closures have been widespread. The prospect is for secular decline in these markets as readily-available stocks are already severely depleted, flushed out by the sharp wave of distress selling that was seen in the peak years, a repeat of which seems unlikely.

Developing markets, meanwhile, remain more adaptable to market conditions and changes in the gold price in particular. Indian consumers recycled greater quantities of gold in Q2, much of which was concentrated in the first six weeks of the quarter – ahead of the elections – as the price premium was squeezed higher. This was mirrored in the ‘exchange’ activity noted in the jewellery space, as consumers helped to fund Akshaya Tritiya and wedding-related purchases by exchange and sale of existing jewellery items.

While recycling has settled back from the peak levels, it has the potential to react swiftly to changing market conditions and price levels. Particularly given the outlook for supply growth to slow, recycling will continue to play a fundamental role in maintaining market balance.

Chart 9: Recycled gold supply continues to decline

•	The supply of recycled gold year-to-date was its lowest since H1 2007.

•	Lower and more stable gold prices, as well as economic recovery in a number of Western markets, were the main reasons for the decline.

Source: GFMS, Thomson Reuters; World Gold Council

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Gold demand data providers

We aim to provide a holistic view of the gold market. As discussed in Gold Demand Trends Q1 2014, due to the breadth and complexity of the gold market, we believe a comprehensive analysis is best supported by a hybrid data sourcing model. In addition to supply and demand data sourced from GFMS, Thomson Reuters, we use a large number of supplementary data sources to help inform our view of the market and provide additional insights. The gold market, however, is constantly evolving. We must assess continually how gold market data is sourced and presented to ensure its relevance and to maintain our ability to provide valuable market insights.

Three of the leading gold supply and demand data providers are CPM Group, Metals Focus and GFMS, Thomson Reuters. Chart 10, below, presents these consultancies’ estimates for 2013 gold jewellery fabrication demand for China, India and the US.

As would be expected, country level estimates across providers are broadly consistent. Despite each data provider employing its own methodology, estimates across all three consultancies are similar. The biggest area of difference is China. This is perhaps to be expected given the tremendous growth in demand China saw in 2013. Our recent note, Understanding

China’s gold market, discussed the size and opacity of China’s gold market, which further explain why differences in estimates might be larger than for other, more transparent countries. The message they all convey, however, is clear: China is the world’s largest gold market.

Recognising that differences in supply and demand data exist, we use several criteria to assess data quality. We evaluate the provider generating the data in terms of experience, resources, and market coverage, amongst other factors. We also cross-check the data to ensure it can be explained in relation to other publically available sources of information and that it is consistent with our knowledge of local markets. We have offices in India, the US, and China (including Hong Kong), and our connections with local industry provide further insights.

In Gold Demand Trends we present a broad-based view of the gold market. Sharing this information as broadly as possible is a key part of our mandate as the global authority on gold; it helps a range of people around the world understand how the market is evolving. Equally important, however, is ensuring the data we use is best in class. High quality data on the gold market is good for all market participants and is an objective we continually work towards.

Chart 10: Jewellery fabrication demand

Note: This chart represents jewellery fabrication demand, which is different from jewellery consumer demand. Fabrication is the first transformation of gold bullion into a semi-finished or finished product. Consumption demand is equal to fabrication plus or minus jewellery imports or exports and stocking or de-stocking in the supply chain.

Source: CPM Group; GFMS, Thomson Reuters; Metals Focus

Gold Demand Trends | Second quarter 2014

Gold demand statistics

Table 2: Gold demand (tonnes)

	2012	2013	Q3’12	Q4’12	Q1’13	Q2’13	Q3’13	Q4’13	Q1’14	Q2’14	Q2’14 vs Q2’13 % chg
Jewellery	1,999.3	2,360.9	508.8	508.6	543.1	726.7	564.8	526.3	582.1	509.6	-30

Technology	415.4	409.1	104.4	98.2	103.7	103.8	103.4	98.2	98.8	101.0	-3
Electronics	284.5	279.5	72.3	67.0	71.0	70.1	71.1	67.3	67.5	68.8	-2
Other industrial	92.4	93.2	22.7	21.9	23.7	24.2	23.3	22.0	22.7	23.3	-4
Dentistry	38.6	36.3	9.4	9.3	9.0	9.5	9.0	8.9	8.6	8.9	-7

Investment	1,626.3	886.2	446.9	469.8	286.1	225.7	189.5	184.9	283.3	235.4	4
Total bar and coin demand	1,347.3	1,766.2	309.2	381.7	462.6	627.9	309.8	365.8	285.9	275.3	-56
Physical bar demand	1,039.1	1,379.1	234.8	297.5	355.6	496.6	251.2	275.7	224.6	212.1	-57
Official coin	194.7	283.3	44.6	49.8	76.2	93.0	42.6	71.4	47.3	46.3	-50
Medals/imitation coin	113.4	103.8	29.7	34.3	30.8	38.4	16.0	18.8	14.0	17.0	-56
ETFs and similar products*	279.1	-880.0	137.8	88.1	-176.5	-402.2	-120.2	-181.0	-2.6	-39.9	—

Central bank net purchases	544.1	409.3	112.3	150.4	130.8	92.1	101.5	85.0	124.3	117.8	28

Gold demand	4,585.2	4,065.5	1,172.5	1,227.0	1,063.7	1,148.3	959.2	894.4	1,088.4	963.8	-16

London PM fix (US$/oz)	1,669.0	1,411.2	1,652.0	1,721.8	1,631.8	1,414.8	1,326.3	1,276.2	1,293.1	1,288.4	-9

*	For a listing of the Exchange Traded Funds and similar products, please see the Notes and definitions.

Source:	GFMS, Thomson Reuters; The London Gold Market Fixing Ltd; World Gold Council

Table 3: Gold demand (US$mn)

	2012	2013	Q3’12	Q4’12	Q1’13	Q2’13	Q3’13	Q4’13	Q1’14	Q2’14	Q2’14 vs Q2’13 % chg
Jewellery	107,283	107,120	27,026	28,156	28,494	33,057	24,084	21,592	24,199	21,108	-36

Technology	22,292	18,560	5,545	5,436	5,438	4,722	4,407	4,031	4,107	4,183	-11
Electronics	15,265	12,682	3,842	3,709	3,725	3,188	3,033	2,761	2,807	2,850	-11
Other industrial	4,957	4,229	1,205	1,212	1,243	1,103	992	903	943	966	-12
Dentistry	2,069	1,649	498	515	470	431	382	367	357	367	-15

Investment	87,268	40,207	23,738	26,008	15,008	10,266	8,082	7,585	11,778	9,752	-5
Total bar and coin demand	72,293	80,134	16,422	21,129	24,270	28,563	13,209	15,010	11,884	11,405	-60
Physical bar demand	55,757	62,571	12,472	16,471	18,655	22,590	10,711	11,310	9,335	8,787	-61
Official coin	10,450	12,852	2,370	2,757	4,000	4,228	1,818	2,930	1,967	1,916	-55
Medals/imitation coin	6,086	4,712	1,579	1,901	1,614	1,745	681	770	582	703	-60
ETFs and similar products*	14,975	-39,927	7,317	4,879	-9,261	-18,297	-5,128	-7,425	-107	-1,654	—

Central bank net purchases	29,193	18,572	5,967	8,323	6,863	4,187	4,326	3,488	5,166	4,879	17

Gold demand	246,035	184,459	62,276	67,922	55,803	52,232	40,899	36,696	45,250	39,922	-24

*	For a listing of the Exchange Traded Funds and similar products, please see the Notes and definitions.

Source:	GFMS, Thomson Reuters; The London Gold Market Fixing Ltd; World Gold Council

16_17

Table 4: Total investment demand (tonnes except where specified)

	2012	2013	Q3’12	Q4’12	Q1’13	Q2’13	Q3’13	Q4’13	Q1’14	Q2’14	Q2’14 vs Q2’13 % chg
Investment	1,626.3	886.2	446.9	469.8	286.1	225.7	189.5	184.9	283.3	235.4	4
Total bar and coin demand	1,347.3	1,766.2	309.2	381.7	462.6	627.9	309.8	365.8	285.9	275.3	-56
Physical bar demand	1,039.1	1,379.1	234.8	297.5	355.6	496.6	251.2	275.7	224.6	212.1	-57
Official coin	194.7	283.3	44.6	49.8	76.2	93.0	42.6	71.4	47.3	46.3	-50
Medals/imitation coin	113.4	103.8	29.7	34.3	30.8	38.4	16.0	18.8	14.0	17.0	-56
ETFs and similar products[1]	279.1	-880.0	137.8	88.1	-176.5	-402.2	-120.2	-181.0	-2.6	-39.9	—
OTC investment and stock flows[2]	-129.5	196.0	16.5	-123.7	-20.7	-168.6	170.8	214.5	-40.5	105.7	—

Total investment	1,496.9	1,082.2	463.4	346.1	265.4	57.1	360.3	399.3	242.8	341.1	497

Total investment US$mn	80,320	49,101	24,613	19,160	13,924	2,599	15,365	16,384	10,094	14,130	444

1	For a listing of the Exchange Traded Funds and similar products, please see the Notes and definitions.
2	For an explanation of OTC investment and stock flows, please see the Notes and definitions.

Source: GFMS, Thomson Reuters; The London Gold Market Fixing Ltd; World Gold Council

Table 5: Quarterly average price

	2012	2013	Q2’13	Q3’13	Q4’13	Q1’14	Q2’14	Q2’14 vs Q2’13 % change
US$/oz	1,669.0	1,411.2	1,414.8	1,326.3	1,276.2	1,293.1	1,288.4	-9
€/oz	1,298.7	1,063.8	1,083.2	1,001.5	937.8	943.5	939.7	-13
£/oz	1,053.0	903.8	921.4	855.5	789.2	781.1	765.4	-17
CHF/kg	50,323.7	42,090.3	42,865.7	39,744.2	37,072.3	37,107.5	36,831.5	-14
¥/g	4,278.2	4,410.4	4,492.5	4,216.8	4,107.1	4,271.1	4,228.9	-6
Rs/10g	28,639.4	26,440.2	25,381.0	26,503.5	25,452.4	25,671.6	24,777.9	-2
RMB/g	338.5	279.2	280.0	261.2	250.0	253.7	258.1	-8
TL/g	96.6	86.0	83.6	84.0	82.8	92.0	87.5	5

Source: The London Gold Market Fixing Ltd; Thomson Reuters Datastream; World Gold Council

Gold Demand Trends | Second quarter 2014

Table 6: Gold supply and demand World Gold Council presentation

	2012	2013	Q3’12	Q4’12	Q1’13	Q2’13	Q3’13	Q4’13	Q1’14	Q2’14	Q2’14 vs Q2’13 % chg
Supply
Mine production	2,861.7	3,038.5	744.1	744.4	686.2	734.1	797.9	820.4	713.2	765.3	4
Net producer hedging	-39.7	-44.5	1.3	-31.7	-10.6	-15.1	-5.9	-12.9	8.6	50.0	—
Total mine supply	2,821.9	2,994.1	745.3	712.6	675.6	719.0	792.0	807.5	721.9	815.3	13
Recycled gold	1,633.7	1,267.4	443.7	390.7	367.4	260.7	337.9	301.4	315.6	262.7	1

Total supply	4,455.7	4,261.5	1,189.0	1,103.3	1,043.0	979.7	1,130.0	1,108.8	1,037.4	1,078.0	10

Demand
Fabrication
Jewellery[1]	1,999.3	2,360.9	508.8	508.6	543.1	726.7	564.8	526.3	571.6	518.1	-29
Technology	415.4	409.1	104.4	98.2	103.7	103.8	103.4	98.2	98.8	101.0	-3
Sub-total above fabrication	2,414.8	2,770.0	613.2	606.8	646.8	830.5	668.2	624.5	670.4	619.1	-25
Total bar and coin demand	1,347.3	1,766.2	309.2	381.7	462.6	627.9	309.8	365.8	285.9	275.3	-56
ETFs and similar[2]	279.1	-880.0	137.8	88.1	-176.5	-402.2	-120.2	-181.0	-2.6	-39.9	—
Central bank net purchases[3]	544.1	409.3	112.3	150.4	130.8	92.1	101.5	85.0	124.3	117.8	28
Gold demand	4,585.2	4,065.5	1,172.5	1,227.0	1,063.7	1,148.3	959.2	894.4	1,077.9	972.3	-15
OTC investment and stock flows[4]	-129.5	196.0	16.5	-123.7	-20.7	-168.6	170.8	214.5	-40.5	105.7	—

Total demand	4,455.7	4,261.5	1,189.0	1,103.3	1,043.0	979.7	1,130.0	1,108.8	1,037.4	1,078.0	10

London PM fix (US$/oz)	1,669.0	1,411.2	1,652.0	1,721.8	1,631.8	1,414.8	1,326.3	1,276.2	1,293.1	1,288.4	-9

1	Jewellery fabrication. The quarterly data differ from those for jewellery consumption shown in Table 2. Fabrication is the first transformation of gold bullion into a semi-finished or finished product. Jewellery consumption is equal to fabrication plus/minus jewellery imports/exports plus/minus stocking/ de-stocking by distributors and manufacturers. On an annual basis, the consumption and fabrication data series will reconcile.
2	For a listing of the Exchange Traded Funds and similar products, please see the Notes and definitions.
3	Excluding any delta hedging of central bank options.
4	For an explanation of OTC investment and stock flows, please see the Notes and definitions.

Source: GFMS, Thomson Reuters; The London Gold Market Fixing Ltd; World Gold Council. Data in the table are consistent with those published by GFMS, Thomson Reuters in their Gold Survey but adapted to the World Gold Council’s presentation.

18_19

Table 7: Indian supply estimates

Figures in tonnes	Q2’13	Q3’13	Q4’13	Q1’14	Q2’14	2013
Supply
Net imports, available for domestic consumption	352	91	114	127	224	825
Domestic supply from recycled gold	10	53	17	21	16	101
Domestic supply from other sources[1]	2	2	2	3	3	7
Equals total supply[2]	364	145	133	151	243	934

1	Domestic supply from local mine production, recovery from imported copper concentrates and disinvestment.
2	This supply can be consumed across the three sectors – jewellery, investment and technology. Consequently, the total supply figure in the table will not add to jewellery plus investment demand for India.

Source: GFMS, Thomson Reuters; World Gold Council

Table 8: Top 40 reported official gold holdings (as at June 2014)

		Tonnes	% of reserves			Tonnes	% of reserves
1	United States	8,133.5	72%	21	Austria	280.0	46%
2	Germany	3,384.2	68%	22	Belgium	227.4	35%
3	IMF	2,814.0	—	23	Philippines	194.3	10%
4	Italy	2,451.8	67%	24	Algeria	173.6	4%
5	France	2,435.4	65%	25	Kazakhstan	155.8	25%
6	Russia	1,094.7	10%	26	Thailand	152.4	4%
7	China	1,054.1	1%	27	Singapore	127.4	2%
8	Switzerland	1,040.0	8%	28	Sweden	125.7	8%
9	Japan	765.2	3%	29	South Africa	125.1	11%
10	Netherlands	612.5	54%	30	Mexico	123.3	3%
11	India	557.7	7%	31	Libya	116.6	4%
12	Turkey	512.9	16%	32	Greece	112.3	69%
13	ECB	503.2	28%	33	BIS	111.0	—
14	Taiwan	423.6	4%	34	Korea	104.4	1%
15	Portugal	382.5	83%	35	Romania	103.7	10%
16	Venezuela	367.6	71%	36	Poland	102.9	4%
17	Saudi Arabia	322.9	2%	37	Iraq	90.0	5%
18	United Kingdom	310.3	12%	38	Australia	79.9	6%
19	Lebanon	286.8	24%	39	Kuwait	79.0	8%
20	Spain	281.6	25%	40	Indonesia	78.1	3%

For information on the methodology behind this data, as well as footnotes for specific countries, please see our table of Latest World Official Gold Reserves, at http://www.gold.org/government_affairs/gold_reserves/

Source: IMF IFS; World Gold Council

Gold Demand Trends | Second quarter 2014

Table 9: Consumer demand in selected countries: Q2’14 (tonnes)

	Q2’13			Q2’14			Q2’14 vs Q2’13, % change
	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total
India	188.0	149.0	337.0	154.5	49.6	204.1	-18	-67	-39
Greater China	283.0	141.8	424.8	154.7	53.3	207.9	-45	-62	-51
China	261.6	137.5	399.1	143.4	49.1	192.5	-45	-64	-52
Hong Kong	19.0	1.0	20.0	9.1	0.5	9.5	-52	-52	-52
Taiwan	2.4	3.4	5.8	2.2	3.7	5.9	-6	9	3
Japan	4.5	4.5	9.0	3.8	0.8	4.6	-17	-82	-49
Indonesia	8.8	12.6	21.4	7.1	5.3	12.4	-19	-58	-42
South Korea	2.2	2.7	4.9	2.0	1.6	3.6	-9	-42	-27
Thailand	3.0	45.6	48.7	1.2	17.8	19.0	-60	-61	-61
Vietnam	3.4	30.1	33.5	2.8	16.5	19.3	-17	-45	-42
Middle East	62.2	19.3	81.4	46.9	11.2	58.1	-25	-42	-29
Saudi Arabia	20.8	4.9	25.7	16.5	3.9	20.4	-21	-20	-21
Egypt	13.5	7.6	21.1	11.1	3.1	14.2	-18	-60	-33
UAE	21.2	4.9	26.1	14.5	3.3	17.8	-32	-32	-32
Other Gulf	6.7	1.9	8.5	4.8	1.0	5.8	-28	-49	-33
Turkey	26.4	38.5	64.9	21.0	15.4	36.4	-20	-60	-44
Russia	16.5	—	16.5	17.2	—	17.2	4	—	4
USA	22.7	24.3	47.0	26.1	12.1	38.1	15	-50	-19
Europe ex CIS	7.2	87.0	94.2	7.5	50.1	57.6	4	-42	-39
Italy	4.2	—	4.2	3.9	—	3.9	-8	—	-8
UK	3.0	—	3.0	3.6	—	3.6	21	—	21
France	—	0.3	0.3	—	0.3	0.3	—	-7	-7
Germany	—	40.6	40.6	—	22.4	22.4	—	-45	-45
Switzerland	—	20.4	20.4	—	11.2	11.2	—	-45	-45
Other Europe	—	25.7	25.7	—	16.2	16.2	—	-37	-37

Total above	627.7	555.4	1,183.1	444.5	233.7	678.2	-29	-58	-43

Other	99.0	72.6	171.6	65.1	41.6	106.7	-34	-43	-38

World total	726.7	627.9	1,354.7	509.6	275.3	784.9	-30	-56	-42

Source: GFMS, Thomson Reuters; World Gold Council

20_21

Table 10: Consumer demand in selected countries: Q2 2014 (value, US$mn)

	Q2’13			Q2’14			Q2’14 vs Q2’13, % change
	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total
India	8,552	6,778	15,329	6,398	2,055	8,453	-25	-70	-45
Greater China	12,871	6,451	19,321	6,406	2,207	8,613	-50	-66	-55
China	11,899	6,253	18,152	5,940	2,035	7,975	-50	-67	-56
Hong Kong	864	43	907	375	19	394	-57	-56	-57
Taiwan	107	155	262	91	153	244	-15	-1	-7
Japan	205	205	409	155	33	188	-24	-84	-54
Indonesia	400	573	973	294	220	514	-27	-62	-47
South Korea	100	121	221	83	64	147	-17	-47	-33
Thailand	137	2,076	2,213	50	739	789	-64	-64	-64
Vietnam	154	1,369	1,523	116	683	799	-25	-50	-48
Middle East	2,827	877	3,704	1,942	465	2,407	-31	-47	-35
Saudi Arabia	946	223	1,169	683	162	845	-28	-28	-28
Egypt	614	346	960	460	126	586	-25	-63	-39
UAE	964	222	1,186	601	137	737	-38	-38	-38
Other Gulf	302	86	388	198	40	238	-35	-53	-39
Turkey	1,199	1,751	2,951	870	639	1,509	-27	-63	-49
Russia	750	—	750	710	—	710	-5	—	-5
USA	1,033	1,105	2,138	1,080	500	1,579	5	-55	-26
Europe ex CIS	326	3,957	4,283	309	2,077	2,385	-5	-48	-44
Italy	191	—	191	159	—	159	-17	—	-17
UK	135	—	135	149	—	149	10	—	10
France	—	14	14	—	12	12	—	-15	-15
Germany	—	1,847	1,847	—	930	930	—	-50	-50
Switzerland	—	929	929	—	464	464	—	-50	-50
Other Europe	—	1,168	1,168	—	672	672	—	-43	-43

Total above	28,554	25,262	53,815	18,412	9,682	28,095	-36	-62	-48

Other	4,503	3,301	7,804	2,696	1,723	4,419	-40	-48	-43

World total	33,057	28,563	61,620	21,108	11,405	32,514	-36	-60	-47

Source: GFMS, Thomson Reuters; The London Gold Market Fixing Ltd; World Gold Council

Gold Demand Trends | Second quarter 2014

Table 11: Consumer demand in selected countries: four-quarter totals (tonnes)

	12 months ended Q2’13			12 months ended Q2’14			Year on Year % change
	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total
India	636.6	438.9	1,075.5	565.3	209.4	774.7	-11	-52	-28
Greater China	822.7	403.3	1,226.0	843.0	234.0	1,077.0	2	-42	-12
China	768.6	391.9	1,160.5	793.1	223.8	1,016.9	3	-43	-12
Hong Kong	46.7	2.5	49.1	42.8	2.3	45.1	-8	-6	-8
Taiwan	7.5	8.9	16.4	7.2	7.9	15.1	-4	-11	-8
Japan	16.9	-7.0	9.9	17.6	7.6	25.2	4	—	156
Indonesia	34.7	27.8	62.5	37.5	25.5	63.0	8	-8	1
South Korea	10.0	5.1	15.1	9.1	5.9	15.0	-9	17	0
Thailand	6.7	152.5	159.1	5.0	100.1	105.1	-25	-34	-34
Vietnam	11.6	78.1	89.7	11.7	74.6	86.3	1	-4	-4
Middle East	180.1	45.5	225.6	178.4	48.1	226.5	-1	6	0
Saudi Arabia	53.3	17.5	70.8	54.3	16.1	70.4	2	-8	-1
Egypt	47.5	9.5	57.0	43.6	14.4	58.0	-8	51	2
UAE	58.8	14.5	73.3	59.3	13.5	72.8	1	-7	-1
Other Gulf	20.6	4.1	24.6	21.3	4.1	25.4	4	2	3
Turkey	69.9	83.8	153.7	65.9	61.1	127.0	-6	-27	-17
Russia	70.9	—	70.9	73.7	—	73.7	4	—	4
USA	106.8	71.3	178.1	125.6	48.7	174.4	18	-32	-2
Europe ex CIS	41.8	273.0	314.9	44.5	235.0	279.5	6	-14	-11
Italy	21.5	—	21.5	19.7	—	19.7	-9	—	-9
UK	20.3	—	20.3	24.8	—	24.8	22	—	22
France	—	2.2	2.2	—	1.8	1.8	—	-19	-19
Germany	—	116.3	116.3	—	107.2	107.2	—	-8	-8
Switzerland	—	71.1	71.1	—	52.0	52.0	—	-27	-27
Other Europe	—	83.4	83.4	—	74.0	74.0	—	-11	-11

Total above	2,008.7	1,572.2	3,580.9	1,977.4	1,050.0	3,027.3	-2	-33	-15

Other	278.7	209.2	487.9	205.4	186.8	392.2	-26	-11	-20

World total	2,287.3	1,781.4	4,068.7	2,182.7	1,236.8	3,419.6	-5	-31	-16

Source: GFMS, Thomson Reuters; World Gold Council

22_23

Table 12: Consumer demand in selected countries: four-quarter totals (value, US$mn)

	12 months ended Q2’13			12 months ended Q2’14			Year on Year % change
	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total
India	32,618	22,356	54,973	23,516	8,712	32,228	-28	-61	-41
Greater China	41,787	20,405	62,193	35,184	9,742	44,926	-16	-52	-28
China	39,061	19,831	58,892	33,101	9,317	42,418	-15	-53	-28
Hong Kong	2,345	125	2,470	1,784	97	1,882	-24	-22	-24
Taiwan	382	450	831	298	328	626	-22	-27	-25
Japan	866	-413	453	734	317	1,050	-15	—	132
Indonesia	1,784	1,387	3,171	1,564	1,065	2,628	-12	-23	-17
South Korea	519	248	767	380	246	626	-27	-1	-18
Thailand	329	7,795	8,124	208	4,170	4,378	-37	-47	-46
Vietnam	590	3,946	4,536	486	3,114	3,600	-18	-21	-21
Middle East	9,138	2,286	11,424	7,434	2,004	9,439	-19	-12	-17
Saudi Arabia	2,685	900	3,585	2,261	671	2,932	-16	-25	-18
Egypt	2,435	448	2,883	1,816	599	2,415	-25	34	-16
UAE	2,971	736	3,707	2,470	563	3,033	-17	-24	-18
Other Gulf	1,046	202	1,248	888	172	1,060	-15	-15	-15
Turkey	3,516	4,154	7,669	2,758	2,530	5,288	-22	-39	-31
Russia	3,671	—	3,671	3,069	—	3,069	-16	—	-16
USA	5,574	3,624	9,198	5,228	2,024	7,252	-6	-44	-21
Europe ex CIS	2,214	13,953	16,168	1,844	9,800	11,644	-17	-30	-28
Italy	1,133	—	1,133	815	—	815	-28	—	-28
UK	1,081	—	1,081	1,029	—	1,029	-5	—	-5
France	—	116	116	—	74	74	—	-36	-36
Germany	—	5,913	5,913	—	4,471	4,471	—	-24	-24
Switzerland	—	3,655	3,655	—	2,170	2,170	—	-41	-41
Other Europe	—	4,269	4,269	—	3,084	3,084	—	-28	-28

Total above	102,606	79,742	182,347	82,405	43,724	126,129	-20	-45	-31

Other	14,127	10,641	24,768	8,578	7,785	16,363	-39	-27	-34

World total	116,732	90,383	207,115	90,983	51,509	142,492	-22	-43	-31

Source: GFMS, Thomson Reuters; The London Gold Market Fixing Ltd; World Gold Council

Gold Demand Trends | Second quarter 2014

Historical data for gold demand

Table 13: Historical data for gold demand

	Tonnes						US$bn
	Jewellery	Total bar and coin invest	ETFs and similar*	Tech- nology	Central banks	Total	Jewellery	Total bar and coin invest	ETFs and similar	Tech- nology	Central banks	Total
2004	2,619	361	133	418	-479	3,052	34.4	4.7	1.7	5.5	-6.3	40.1
2005	2,721	418	208	440	-663	3,124	38.9	6.0	3.0	6.3	-9.5	44.6
2006	2,302	430	260	471	-365	3,097	44.7	8.3	5.1	9.1	-7.1	60.1
2007	2,425	438	253	477	-484	3,110	54.2	9.8	5.7	10.7	-10.8	69.5
2008	2,306	920	321	464	-235	3,775	64.6	25.8	9.0	13.0	-6.6	105.8
2009	1,817	835	623	414	-34	3,656	56.8	26.1	19.5	12.9	-1.0	114.3
2010	2,034	1,225	382	469	77	4,187	80.1	48.2	15.0	18.5	3.0	164.9
2011	2,029	1,573	185	458	457	4,702	102.5	79.5	9.4	23.1	23.1	237.6
2012	1,999	1,347	279	415	544	4,585	107.3	72.3	15.0	22.3	29.2	246.0
2013	2,361	1,766	-880	409	409	4,065	107.1	80.1	-39.9	18.6	18.6	184.5

Q2’08	573	160	5	125	-68	794	16.5	4.6	0.1	3.6	-1.9	22.9
Q3’08	716	295	149	120	-76	1,204	20.1	8.3	4.2	3.4	-2.1	33.7
Q4’08	505	356	95	97	-12	1,041	12.9	9.1	2.4	2.5	-0.3	26.6
Q1’09	371	169	465	89	-62	1,032	10.8	4.9	13.6	2.6	-1.8	30.1
Q2’09	456	227	68	103	9	863	13.5	6.7	2.0	3.1	0.3	25.6
Q3’09	516	221	43	108	10	897	15.9	6.8	1.3	3.3	0.3	27.7
Q4’09	474	218	47	113	10	863	16.8	7.7	1.7	4.0	0.4	30.5
Q1’10	550	252	6	115	58	982	19.6	9.0	0.2	4.1	2.1	35.0
Q2’10	422	314	296	117	14	1,162	16.2	12.1	11.4	4.5	0.5	44.7
Q3’10	545	316	50	121	23	1,055	21.5	12.5	2.0	4.8	0.9	41.6
Q4’10	517	342	30	117	-17	988	22.7	15.0	1.3	5.1	-0.8	43.4
Q1’11	582	410	-61	116	137	1,185	26.0	18.3	-2.7	5.2	6.1	52.8
Q2’11	513	347	54	119	66	1,100	24.9	16.8	2.6	5.8	3.2	53.3
Q3’11	485	442	87	117	141	1,273	26.5	24.2	4.8	6.4	7.7	69.7
Q4’11	449	374	104	105	113	1,145	24.4	20.3	5.7	5.7	6.1	62.1
Q1’12	521	354	53	108	118	1,154	28.3	19.2	2.9	5.9	6.4	62.7
Q2’12	461	302	0	105	164	1,031	23.8	15.6	0.0	5.4	8.5	53.4
Q3’12	509	309	138	104	112	1,173	27.0	16.4	7.3	5.5	6.0	62.3
Q4’12	509	382	88	98	150	1,227	28.2	21.1	4.9	5.4	8.3	67.9
Q1’13	543	463	-177	104	131	1,064	28.5	24.3	-9.3	5.4	6.9	55.8
Q2’13	727	628	-402	104	92	1,148	33.1	28.6	-18.3	4.7	4.2	52.2
Q3’13	565	310	-120	103	101	959	24.1	13.2	-5.1	4.4	4.3	40.9
Q4’13	526	366	-181	98	85	894	21.6	15.0	-7.4	4.0	3.5	36.7
Q1’14	582	286	-3	99	124	1,088	24.2	11.9	-0.1	4.1	5.2	45.2
Q2’14	510	275	-40	101	118	964	21.1	11.4	-1.7	4.2	4.9	39.9

*	For a listing of the Exchange Traded Funds and similar products, please see the Notes and definitions.

Source:	GFMS, Thomson Reuters; The London Gold Market Fixing Ltd; World Gold Council

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Appendix

Chart 11: Overall demand changes (H1’14 vs H1’13, tonnes)

•	Gold demand for the first half of 2014 was down 7% year-on-year, primarily due to a decline in jewellery demand from exceptional 2013 levels.

•	Net investment demand was broadly steady compared with H1 2013 as bar and coin demand and ETF demand balanced one another out.

Source: GFMS, Thomson Reuters; World Gold Council

Chart 12: Gold demand by category in tonnes, and in value (US$bn)

•	Gold demand in Q2 2014 was 964t, in line with its 10-year average.

•	The 24% year-on-year decline in the value of Q2 demand, to US$40bn, was in part due to a 9% decline in the gold price over the period.

Source: GFMS, Thomson Reuters; The London Gold Market Fixing Ltd; World Gold Council

Gold Demand Trends | Second quarter 2014

Chart 13: Q2’14 average gold price (% change)

•	Average quarterly gold prices were, generally, below Q2 2013 – with the exception of Turkey, where currency depreciation contributed to a rise in average local gold prices over the period.

•	Quarter-on-quarter changes were far smaller, illustrating the relative lack of volatility in 2014 so far.

Source: The London Gold Market Fixing Ltd; Thomson Reuters Datastream; World Gold Council

Chart 14: Holdings in Exchange Traded Funds (tonnes) and the gold price (US$/oz)

•	ETF holdings appear to have more or less stabilised over the last three quarters, after the heavy outflows seen in 2013.

•	40 tonnes of outflows in the second quarter were a tenth of the 402t of year-earlier outflows.

Source: GFMS, Thomson Reuters; The London Gold Market Fixing Ltd; www.exchangetradedgold.com; World Gold Council

26_27

Chart 15: Technology demand by category in tonnes

•	Demand for gold in the technology arena has been reasonably stable over recent quarters.

•	Substitution away from gold (to cheaper alternatives) in the production of electronic components was offset by improved demand for electronic consumer goods.

Source: GFMS, Thomson Reuters; World Gold Council

Gold Demand Trends | Second quarter 2014

Notes and definitions

All statistics (except where specified) are in weights of fine gold

“–”

Not applicable or Not available

Consumer demand

The sum of jewellery and total bar and coin purchases for a country i.e. the amount of gold acquired directly by individuals.

Dental

The first transformation of raw gold into intermediate or final products destined for dental applications such as dental alloys.

ETFs and similar products

Exchange Traded Funds and similar products including: Gold Bullion Securities (London), Gold Bullion Securities (Australia), SPDR® Gold Shares (formerly street TRACKS Gold Shares), NewGold Gold Debentures, iShares Comex Gold Trust, ZKB Gold ETF, GOLDIST, ETF Securities Physical Gold, ETF Securities (Tokyo), ETF Securities (NYSE), XETRA-GOLD, Julius Baer Physical Gold, Central Fund of Canada and Central Gold Trust, Swiss Gold, iShares Gold Bullion Fund (formerly Claymore Gold Bullion ETF), Sprott Physical Gold Trust, ETF Securities Glitter, Mitsubishi Physical Gold ETF and iShares Gold CH.

Fabrication

Fabrication is the first transformation of gold bullion into a semi-finished or finished product.

Jewellery

All newly-made carat jewellery and gold watches, whether plain gold or combined with other materials. Excluded are: second-hand jewellery; other metals plated with gold; coins and bars used as jewellery; and purchases funded by the trading-in of existing jewellery.

London PM fix

Unless described otherwise, gold price values are based on the London PM fix.

Mine production

Formal and informal output.

Net producer hedging

This measures the impact in the physical market of mining companies’ gold forward sales, loans and options positions. Hedging accelerates the sale of gold, a transaction which releases gold (from existing stocks) to the market. Over time, hedging activity does not generate a net increase in the supply of gold. De-hedging, the process of closing out hedged positions, has the opposite impact and will reduce the amount of gold available to the market in any given quarter.

Central bank net purchases

Gross purchases less gross sales by central banks and other official institutions. Swaps and the effects of delta hedging are excluded.

OTC investment and stock flows

Partly a statistical residual, this data is largely reflective of demand in the opaque over-the-counter (OTC) market, with an additional contribution occasionally from changes to fabrication inventories.

Physical bar demand

Global investment in physical gold in bar form.

Recycled gold

Gold sourced from old fabricated products which has been recovered and refined back into bars.

Technology

This captures all gold used in the fabrication of electronics, dental, medical, industrial, decorative and other technological applications, with electronics representing the largest component of this category. This includes gold destined for plating jewellery.

Tonne

1,000 kg or 32,151 troy oz of fine gold.

Total bar and coin demand

This comprises individuals’ purchases of coins and bars, defined according to the standard adopted by the European Union for investment gold, but includes demand for coins and bars in both the western and non-western markets. Medallions of at least 99% purity, wires and lumps sold in small quantities are also included. In practice this includes the initial sale of many coins destined ultimately to be considered as numismatic rather than bullion. It excludes second-hand coins and is measured as net purchases.

Total investment

Represents the amalgamation of all components of investment demand, including all demand for physical bars and coins, demand for ETFs and similar products, and OTC investment and stock flows.

Revisions to data

All data may be subject to revision in the light of new information.

Historical data

Data covering a longer time period will be available on Thomson Reuters and Bloomberg after the initial publication of this report; alternatively, contact GFMS, Thomson Reuters (GFMS@thomsonreuters.com).

28_29

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Gold Demand Trends | Second quarter 2014

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Published: August 2014

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